Filed Pursuant to 433
Registration No. 333-145938
August 25, 2009
Pricing Term Sheet
Procter & Gamble International Funding SCA
1.350% Notes due August 26, 2011
Guaranteed by The Procter & Gamble Company

Issuer:	Procter & Gamble International Funding SCA
Guarantor:	The Procter & Gamble Company
Aggregate Principal Amount Offered:	$1,000,000,000
Maturity Date:	August 26, 2011
Coupon (Interest Rate):	1.350%
Price to Public (Issue Price):	99.926% of principal amount
Yield to Maturity:	1.388%
Spread to Benchmark Treasury:	+38 basis points
Benchmark Treasury:	1.000% due July 31, 2011
Benchmark Treasury Yield:	1.008%
Interest Payment Dates:	February 26 and August 26, commencing February 26, 2010
Day Count Convention:	30/360
Make-whole Redemption:	At any time at the greater of 100% or a discount rate of Treasury plus 5 basis points and upon certain changes in withholding taxes as described in the Prospectus
Trade Date:	August 25, 2009
Settlement Date:	August 28, 2009 (T+3)
CUSIP Number:	742732 AE0
ISIN Number:	US742732AE06
Denominations:	$2,000 x $1,000
Joint Book-Running Managers:	Goldman, Sachs & Co., J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated
Senior Co-Managers:	Banc of America Securities LLC, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., HSBC Securities (USA) Inc., RBS Securities Inc.
Co-Managers:	Barclays Capital Inc., Credit Suisse Securities (USA) LLC, Mitsubishi UFJ Securities (USA), Inc.
Type of Offering:	SEC Registered
Listing:	None
Long-term Debt Ratings of The Procter & Gamble Company:	Moody’s: Aa3 (Negative Outlook); S&P: AA- (Stable)
Concurrent Offerings:	$500,000,000 of 3.150% Notes due September 1, 2015 expected to be issued on August 28, 2009 by The Procter & Gamble Company. The closing of the offering of the notes offered hereby is not contingent on the closing of the concurrent offering.

Note:	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526, J.P. Morgan Securities Inc. collect at 1-212-834-4533, or Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649.
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